
A Nutritious Plant-Based Milk for Kids
tally
KIDS
Original
Developed for Early Childhood Nutrition!
0g Added Sugar
Powered by Chickpeas!
A Nutritious Plant-Based Milk for Kids
tally
KIDS
Chocolate
Developed for Early Childhood Nutrition!
0g Added Sugar
Powered by Chickpeas!

INVEST IN **TALLY KIDS**

Nutritious plant-based milk and toddler formula for kids!

LEAD INVESTOR

Drew Rauch

I chose to invest in Tally Kids because of the vision and experience of Kyle and Jon. They've both had tremendous success in everything from creating and launching new products, growing start-ups, and managing products for conglomerates. They also brought on board Dr. Susan Fluegel, who brings a wealth of knowledge that's crucial to developing a successful product of this nature. The team has identified a niche that needs filled and created a product that can do that, and expand to the masses. After I researched Tally Kids and countless other milk alternatives, I became convinced that this product is far and away the best option for parents/kids with allergies, those who want to avoid dairy, or those who just want the best possible milk or milk-alternative. The team's methods and ingredients, as well as their business acumen, set them up for success. Finally, and probably most importantly for a kids' product, my kids loved the samples we were sent. My wife and I have also tried nearly every non-dairy milk on the market and also agree that this flavor and texture is great. A team that I believe in, has created a product that kids will love, and is the healthiest option for them. All things considered, investing in Tally Kids was an easy decision.

Invested $10,000 this round & $10,000 previously

drinktally.com Denver Colorado

Highlights

1. Market Opportunity: Expand $3B Plant-Based Milk Market to the densest milk consumers: KIDS!

2. Team: A Nutritional Biochemist, CEO, and President who are experienced plant-based operators.

3. Sales Traction: First purchase orders totaling $28,478 shipped early May 2023.

4. First Customers: Dozens of stores through UNFI and KeHE (food distributors)

5. Innovation: Launching Tally Organic Oatmilk Toddler Formula (powder) July 2023 with great margins.

6. Press: Featured in BevNet and Vegconomist. Search "Tally Kids BevNet" and "Tally Kids Vegconomist"

7. Awareness: 300+ following on e-mail list and @drink_tally on Instagram

Our Team



Kyle Watts CEO



12 Year Plant-Based Milk veteran. Worked for the largest plant-based milk companies and the smallest. Founded Tally Kids to capitalize on an identified market opportunity with chickpeas -> nutrition -> allergen-free -> kids.



Jon Gabayzadeh President

Master product formulator and experienced entrepreneur. Formulated and launched Simply Eggless, now in Trader Joe's and 4,000 other stores nationwide.



Susan Fluegel Nutritional & Regulatory Expert

PHD, Nutritional Biochemistry

Pitch



tally KIDS™
THE PLANT-BASED MILK FOR KIDS!
drinktally.com
@drink_tally
kyle@drinktally.com
A Nutritious Plant-Based Milk for Kids
tally KIDS™
Original
Developed for Early Childhood Nutrition!
0g Added Sugar
Big 9 Allergen Free
Powered by Chickpeas!
32 FL OZ (1QT) 946 ML



tally KIDS
The Problem

Plant-based milk is a **$3bn** market serving adults…
But kids prefer and need a milk alternative much more!

KIDS ARE BIG MILK DRINKERS

- Kids consume 1/3rd of all dairy milk
- Milk is their #1 beverage choice
- Multiple 8oz servings per day

KIDS NEED ALTERNATIVES

- Dairy allergy occurs during peak milk consumption years (1-3)
- 8% of kids have a food allergy (FA)
- 50% of kids with FA have been to ER

POOR CURRENT CHOICES

Almond and Oat Milk lack nutrition and cannot be served to children.

Sources: Plant Based Foods Association, Good Food Institute, American Academy of Pediatrics

THE **SOLUTION**

A Whole Milk Substitute for KIDS

Developed by a nutritional biochemist.

Zero sugar, 8g protein, Fiber, Omega-3, Choline, 21 vitamins and minerals, Big 9 Food Allergen Free

- **WHOLE MILK SUBSTITUTE** 8g protein, 8g fat
- **FORTIFIED W/ ESSENTIAL NUTRIENTS** 21 vitamins and minerals
- **Zero Sugar**


6 Pack
tally KIDS
Original
0g Added Sugar
32 FL OZ (1QT) 946 ML

TESTIMONIALS

What Our First Customers Are Saying



★★★★★

COURTNEY P.

Tally kids is one of the best plant-based kids milk out there! It's loaded with vitamins and minerals! Food allergy friendly which is a big thing for us and our food allergies(dairy, eggs, peanuts) plus my extremely picky 4 year old LOVES it!


tally KIDS
Original
Chocolate

★★★★★

SCOTT

ally Kids original and chocolate are both fantastic flavors. They are a hit with my friend's children, both of whom have severe food allergies. However, Tally is not only for kids. The chocolate flavor is a staple in my fridge and quickly becoming my post-workout drink of choice.

★★★★★

★★★★★



TYLER S.

I've tried many plant based milks, and Tally is the real deal. Great texture and flavor. I actually prefer the original to the chocolate – which is rare for me and more a testament to the quality of Tally Original than a slight against the Chocolate (which is no slouch). It's an incredible dairy substitute for those who need it, and those who just want it. Certified crowd pleaser.



MALLORIE R.

Our little milk monster is now a tally KIDS convert from Ripple Kids. She loves the flavor so much more!!! Mama's heart is happy knowing she is getting 8 grams of protein and 21 essential vitamins and minerals with ZERO ADDED SUGAR!!! I didn't even know this was possible. Mom and Dad are also converts because once the kids go to bed, we enjoy eating their cereal with a healthy dose of tally KIDS in the bowl! LOVE THIS PRODUCT.

tally KIDS

Category Expansion: Mothers and Kids

USA


$3bn
TAM
$1bn
SAM
$250M
SOM

Plant-Based Milk (2022)
Total Addressable Market

Kids @ 1/3 share
(same as dairy milk)



Our Market Opportunity
(25% of available market)



Sources: Plant Based Foods Association, Good Food Institute

tally KIDS

WHY NOW



Ripple Kids retail performance is a leading indicator of PB expansion to kids

L52 WEEKS IRI	UNITS/STORE/WEEK	ANNUAL RETAIL SALES	YOY
TARGET	26	$16M	+40.5%
Kroger	5.6	$5M	+313%
Walmart	10	$13M	NEW
Publix	10	$10M	+376%

IT'S 2023. GEN Z AND MILLENNIALS ARE AVOIDING DAIRY. PLANT-BASED MILK IS THE #1 DRIVER OF PLANT-BASED SALES.

tally

COMPETITION

COMPETITION

The most nutritious plant-based milk on the planet.

FEATURES	tally KIDS	ripple	KIDDIWINKS	Silk
Whole Milk Substitute	✓	✓	✗	✓
Zero Sugar	✓	✗	✗	✗
All B-Vitamins	✓	✗	✗	✗
Omega-3 & Choline	✓	✓	✗	✗
Protein Source	Chickpea	Yellow Pea	Chickpea	Soy
Big 9 Allergen-Free	✓	✓	✓	✗

7

TRACTION

First purchase orders received from major food distributors

PO'S RECEIVED

UNFI upnext inspiring possibilities

KeHE DISTRIBUTORS

SUBMITTED FOR REVIEW

Sprouts Farmers Market, Target, Wegmans, Whole Foods Market, Publix, H-E-B

E-COMMERCE

4.9

350+ on e-mail list
With no media spend

"I really like the kids-focused concept, these types of items do well at Target. Loved the taste, show me success in 2023 and touch base for January 2024 reset"
Target Buyer

8

COMPANY MILESTONES

- **Raised Pre-Seed**
- **Submitted New Items**
  - Key accounts
  - Major distributors
- **First Shipments**
  UNFI and KeHE
- **Scale Production**
  - Scaled production run
  - 33,000 cases

NOV 2022 · JAN 2023 · FEB 2023 · MAR 2023 · APR 2023 · MAY 2023 · JUL 2023 · 2H 2023



Successful 1st Production
Produced 4,000 cases
Won UNFI, KeHE
• Vitacost (UNFI)
• Lassen's (KeHE)
New @ KeHE Launch
UNFI UpNext Launch
500+ Stores
Q4 2023
Support UNFI and KeHE distribution
9

Forward-looking projections cannot be guaranteed.



tally KIDS
Revenue Forecast
Income statement projection in appendix
FUNDING
REVENUE
SEED
$800K
A
$3M
B
$5M
BREAK EVEN
$0.5
$3.0
$9.7
$25.0
$45.0
2023
2024
2025
2026
2027
Grocery
E-Commerce
ASSUMPTIONS
UNITS/STORE/WEEK
2023 6
2027 10
STORE COUNT
2023 5,000
2027 10,000
ITEMS PER STORE
2023 2
2027 2
10

Forward-looking projections cannot be guaranteed.



tally KIDS
THE ASK
WE ARE LOOKING FOR $800K IN FUNDS
To support new distribution, new product launches, and digital marketing spend
CAPITAL RAISE
SECURITY:
SAFE
AMOUNT:
$800,000
COMPANY VALUATION
$8M
USE OF FUNDS
Production Run:
$300,000
Marketing Funnel :
$300,000
Ops. & Retailer Support
$200,000
NEXT STEPS
✓ Raise Money
✓ Support New Distribution in UNFI & KeHE
✓ 2nd Production Run (July)
✓ Drive customer acquisition in digital marketing funnel
✓ In-person and in-store sampling &

NOTE CONVERSION:

SERIES A

marketing events

✓ Support Q1 2024 Chain Account Distribution

tally KIDS

Let's Expand PB Milk to KIDS!

Expanding **$3bn** plant-based milk category to kids. The first zero-sugar whole milk substitute.

TEAM

KYLE WATTS — Plant-based CPG veteran

JON GABAYZADEH — Founder, Simply Brand Foods

DR. SUSAN FLUEGEL — Ph.D. Nutritional Biochemistry

SIGNIFICANT TRACTION

Onboarded <60 days with UNFI and KeHE Submitted to all major grocery chains

BIG MARKET

Plant-Based Milk $2.8bn +8.5% growth YoY 75% growth vs. 2018

VALUABLE PARTNERSHIP

2 largest natural food distributors accepted tally KIDS in first 30 days.

RAISING $800,000

To support Go-To-Market efforts and commercialize new products

tally KIDS™

We believe TALLY WILL BE THE PLANT-BASED BRAND FOR KIDS

THANK YOU

KYLE WATTS

CEO

drinktally.com

@drink_tally

kyle@drinktally.com

tally KIDS

NUTRITIOUS, ZERO SUGAR



PLANT-BASED MILK FOR KIDS
Whole Milk Substitute
8g Protein and 8g Fat
8g Plant Protein
Zero Sugar
0g Added Sugar
21 Added Vitamins & Minerals
All B-Vitamins
Happy Tummies
Soluble Fiber
HIGH FIBER
tally KIDS
Original
Chocolate
Brain Development
440mg Omega-3 + 60mg Choline
Big 9 Food Allergen Free
Dairy, Nut, Soy and Gluten-Free
Big 9 Allergen Free
Vegan
VEGAN
14

FINANCIALS

Our income statement projection

	2023	2024	2025	2026	2027
REVENUE	$500,000	$3,000,000	$10,000,000	$25,000,000	$45,000,000
COST OF GOODS SOLD	$400,000	$2,400,000	$8,000,000	$20,000,000	$3,600,000
GROSS PROFIT	**$100,000**	**$600,000**	**$2,000,000**	**$5,000,000**	**$9,000,000**
EXPENSES					
OPERATIONS	$300,000	$600,000	$1,400,000	$1,600,000	$2,700,000
MARKETING	$300,000	$400,000	$700,000	$1,300,000	$2,700,000
TOTAL EXPENSES	**$600,000**	**$1,000,000**	**$2,100,000**	**$2,900,000**	**$5,400,000**
EARNING BEFORE TAXES	($500,000)	($400,000)	($100,000)	$2,100,000	$3,600,000
TAXES	$25,600	$153,600	$512,000	$1,280,000	$2,304,000
NET PROFIT	**($525,600)**	**($553,600)**	**($612,000)**	**$820,000**	**$1,296,000**

15

Forward-looking projections cannot be guaranteed.

OPERATIONAL PLAN

for Seed funds

MILESTONE	FUNDS	SPECIFIC	MEASURABLE	ACHIEVABLE	RELEVANT	TIMEBOUND
Scaled Production	$400,000	26,666 cs @ at Steuben Foods	$558,000 Rev.	Expires Sep '24	Inventory	Sep '24
Online Customer Funnel	$100,000	Google, Meta, Amazon, Games	ROAS, CAC	CAC below $5	New Customers	Monthly review

Company Operations	$30,000	Warehousing, Shipping, etc.	Set fee schedules	Exact	Necessary	Monthly review
Consultant and Creatives	$70,000	Creative, Regulatory, IT	Job-based pay		Save $	Monthly Review
Retailer Support	$125,000	Slotting, Promotions, Sampling	Revenue / Fixed $	Key Accounts	Win Key Accounts	Monthly Review
Other/Padding	$75,000					

tally KIDS

FUNDING ROADMAP

Where and when we are going

	FRIENDS & FAMILY	SEED (WE ARE HERE)	SERIES A	SERIES B
Distribution	First Production	• Second Production Run • 500 – 2,000 stores • $1M - $10M	• Credit facility for inventory • 2,000 – 5,000 stores • $10M - $20M	• 5,000 – 10,000 stores • Profitable + Positive Cash Flow • $20-50M+
Marketing	• DTC Site • Amazon FBA • Sample Retailers • Submit items for resets	• Digital Ad Funnnel • Public Relations • Social Media & UGC • P2P + store sampling	• Turbo Funnel Ad Spend • Fuel Innovation Items • Expand team	Scale Awareness

Forward-looking projections cannot be guaranteed.

tally KIDS

OUR TEAM

CPG veterans with proven track records and extensive network nutritional biochemist & regulatory expert



KYLE WATTS

CEO

- 12 Years CPG Veteran
- Food industry experience with large and small plant-based companies

Silk ripple



JON GABAYZADEH

PRESIDENT

- Zero to one with Simply Brand Foods
- Experienced start-up operator

SIMPLY BRAND



DR. SUSAN FLUEGEL, PH.D

NUTRITIONAL BIOCHEMIST

- FDA Regulatory Expert
- Nutritional Expert

WASHINGTON STATE UNIVERSITY

PRESS

BEVNET

Children Are The Future...Of Plant-Based Milks

Read More

vegconomist
– the vegan business magazine –

The Future of Plant-Based Milk is Serving Kids a True Milk Substitute

Read More

PRODUCT PIPELINE

NOW	FUTURE	FUTURE	FUTURE
			
Shelf-Stable 32oz	Shelf-Stable 8oz	Refrigerated 52oz	Toddler Formula

THE MARKET

PLANT-BASED MILK MARKET

USA

Sources


75% GROWTH
$2.8 B
8.5% YOY
$1.6 B

94% Of parents wish to reduce the sugar intake of their child

8% Of U.S. Children have a big 9 food allergy

$45M Latest 52 weeks retail sales of 1 plant-based kids milk

: Plant Based Foods Association, Good Food Institute

tally KIDS

COMPETITION

Chickpea is the perfect, tasty protein for a KIDS milk alternative

Plant-Based Milk

Silk – Soy Milk
7% share
declining
Big 9 Allergen (soy)

ripple – Yellow Pea Milk
<5% share
massive growth from kids item
taste challenged

THE ORIGINAL OATLY! – Oat Milk
22% share
growing rapidly
cannot serve to a child

BLUE DIAMOND ALMONDS – Almond Milk
55% share
declining
cannot serve to a child

Our Competitive Advantages

- Superior taste, chickpea is popular
- Superior nutrition
- Zero sugar
- Kids focused power-brand
- Dr. Susan Marie Fluegel credibility

tally KIDS

EXIT STRATEGY

Multiple exit opportunities can result in a high ROI

IPO CONSIDERATION

Move Fast And Build A Loyal Cohort Of Gen Z And Millennial Mothers With Our Innovative Formula And Cash-flow + Business

DANONE ONE PLANET. ONE HEALTH | Coca-Cola | Nestlé

IPO CONSIDERATION

Forward-looking projections cannot be guaranteed.



CUSTOMER ACQUISITION
Defined, focused user acquisition strategy
MILLENNIAL + GEN Z NEW MOMS
VEGAN OR VEGETARIAN MOTHERS
MOTHERS OF CHILDREN HAVING ALLERGIES (MOCHA)
NUTRITIONAL AND HEALTH FOCUSED MOTHERS
OUR FOCUSED APPROACH
Organic, Social Media, Word of Mouth, PR
Partnerships with Allergy Organizations
Instagram, Facebook, Google, Candy Crush
Pediatricians and Nutritionists



GO-TO-MARKET
2 Routes
90%
SHIP TO DISTRIBUTORS
UNFI, KeHE
GROCERY STORES
500+ independents, then expand to key accounts
EXPAND DISTRIBUTION
with high-velocity success stories
10%
WEBSITE AND AMAZON
pick/pack/ship
PURCHASE
free shipping
SUBSCRIBE & SAVE
develop loyal customers
25


tally KIDS
Milestones
Where and when we are going
First Production
First Purchase Orders from distributors
Gain Traction
Ad spend, grow e-commerce and distributor accounts
JAN 2022
MAR 2022
APRIL 2022
MAY 2023
Q3 2023
Q1 2024
First Customers
First Shipments
First Chain Account
26


tally KIDS
BUSINESS MODEL
We have four main revenue sources
Direct to Consumer (Dry)
Drinktally.Com
Distributor Shipments (RFG)
Deliver to independent stores
tally KIDS
Amazon FBA (Dry)
amazon.com
Direct to Retailer (RFG)
key accounts such as Target
27


tally KIDS
OUR PARTNERSHIPS
There are a multiple strong partnerships opportunities
PRESENT
FUTURE
KeHE
SPROUTS FARMERS MARKET
Kroger

DISTRIBUTORS

UNFI

BETTER FOOD. BETTER FUTURE.

Wegmans

Whole Foods Market

Walmart

Publix

H-E-B

Costco Wholesale

Customer **Segments**

Based on monthly subscription plans

DIRECT TO CONSUMER

1. drinktally.com
2. amazon.com
3. Thrive Market
4. Faire

Q1 2023

DISTRIBUTORS

1. UNFI
2. KeHE
3. Local Distributors

2H 2023

KEY ACCOUNTS

1. Target
2. Sprouts
3. Wegmans
4. Whole Foods
5. HEB
6. Publix
7. Etc.

Q1 2024

GROCERY **DOOR BUILD**


1,599
103
150
1,281
2,100
150
400
400
3000
1,200
10,383
Target
Wegmans
Giant Eagle
Publix
Kroger
Hy-Vee
Ahold
Albertsons
Natural & Other
Wal-Mart
2027

10,300 DOORS

10,300 Doors
x 2 items
x $125 / S / 4 Wk

$2.6M per quad week

x 13 quad weeks/yr

$33M PER YEAR

Forward-looking projections cannot be guaranteed.



tally KIDS
Research
Young Kids (Age 2-5) Drink Milk!
It's Their #1 Choice Behind Water!
Figure 1. Percentage of children who consumed beverages*, 2017-2018
Water 82 86 85
Sweetened beverages 48 54 58
Milk 69a 47a 29a
100% juice 42a 28a 16a
Coffee/tea 14 13 28a
2-5 years
6-11 years
12-19 years
*Beverage groups are defined on page 6.
a Significantly different than the other two age groups (p<0.01)
SOURCE: WWEIA, NHANES 2017-2018, day 1, individuals 2-19 years
Adults Don't Drink Milk!
Milk Is 5th For Adults Behind Alcohol!
Figure 1. Percentage of adults who consumed beverages*, 2017-2018
Water 84 87
Coffee/tea 68a 75
Sweetened beverages 44 40
Alcoholic beverages 27a 20
Milk 17 15
100% juice 14 12
Diet beverages 11 10
Males
Females
*Beverage groups are defined on page 7
a Significantly different from females, (p<0.01)
SOURCE: WWEIA, NHANES 2017-2018, day 1, individuals 20+ years
31



tally KIDS
MARKETING ACTIVATIONS
TABLE STAKES!
INNOVATIVE!
FREE!
Execute with Excellence to gain 5-Star reviews and UGC.
TikTok
Targeted Search +
User Generated Content
100,000 at-home mothers review products monthly.
Mom's Meet
Word of Mouth
Moms will share like wildfire
Candy Crush is played by 30 Million women every week.
Candy Crush
Focused advertising in mobile games played by mothers.
Tempo Platforms is the in-game mobile advertising platform.
Connecting with Allergen Community is Free.
tally KIDS
FOUNDERS AND FRIENDS EP. 3
Red Sneakers for Oakley
Food Allergy Awareness
Jon and Kyle host a podcast titled "Founders and Friends" to build credibility and a Founder Brand.
+ Jon and Kyle personally network with Allergy Awareness Organizations and Social Media Allergy Groups
32